UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BAIYU Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

87250W301
(CUSIP Number)

Qian Sun

c/o Flying Height Consulting Services Limited

 Room 1803, No.115, Lane 800, Ruilin Road, Nanxiang Town, Jiading District

Shanghai, China 201800

Telephone: +86 13122243288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 29, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

SCHEDULE 13D

CUSIP No.	87250W301

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Flying Height Consulting Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,850,000
	8	SHARED VOTING POWER
—
	9	SOLE DISPOSITIVE POWER
1,850,000
	10	SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.68%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	The percentage is calculated based on a total of 19,117,070 shares of Common Stock, which amount consists of (i) 4,117,070 shares of common stock of the Issuer issued and outstanding as of November 11, 2023 as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 15, 2023, and (ii) 15,000,000 shares of common stock issuable pursuant to the Securities Purchase Agreement (as defined below).

Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of BAIYU Holdings, Inc., a company incorporated under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located at 139, Xinzhou 11th Street, Futian District, Shenzhen City, Guangdong Province, China, 518000.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Flying Height Consulting Services Limited, a company incorporated and existed under the law of Hong Kong (the “Reporting Person”).

The Reporting Person has a sole director and a controlling person (in the capacity as the sole shareholder) (the “Covered Person”). The name of the Covered Person is set forth in Schedule A attached hereto.

(b)	The Reporting Person’s principal business address is Room 1803, No.115, Lane 800, Ruilin Road, Nanxiang Town, Jiading District, Shanghai, China 201800. The principal business address of the Covered Person is set forth in Schedule A attached hereto.

(c)

The principal business of Reporting Person is equity investment and securities investment.

The present principal occupation or employment of the Covered Person, and the name of organization in which such occupation is conducted, are set forth in Schedule A hereto.

(d)	During the last five years, none of the Reporting Person, and to the best knowledge of the Reporting Person, the Covered Person, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Person, and to the best knowledge of the Reporting Person, the Covered Person, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	The place of organization of the Reporting Person is Hong Kong, and the citizenship of the Covered Person is set forth in Schedule A hereto.

Item 3. Source and Amount of Funds or Other Considerations

On November 16, 2023, the Reporting Person entered into that certain securities purchase agreement with the Issuer and other purchasers thereof, a copy of which is attached hereto as Exhibit A (the “Securities Purchase Agreement”). The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference. The Securities Purchase Agreement contains customary representations, warranties and indemnities from the Reporting Person, the Issuer, and the other parties thereof for a transaction of this nature.

Pursuant to the Securities Purchase Agreement, the Reporting Person acquired 1,850,000 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer at a purchase price of US$2.09 per share on November 16, 2023. Prior to such purchase, the Reporting Person does not hold any shares of Common Stock of the Issuer. As of the date of this report, the Reporting Person holds a total of 1,850,000 shares of Common Stock of the Issuer, representing approximately 9.68% of the Issuer’s outstanding Common Stock.

The Reporting Person used the Reporting Person’s cash on hands for the purchase of all of the shares held by the Reporting Person.

Page 4 of 5 Pages

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the acquisition is for investment only. The Reporting Person intends to review the investment in the Issuer on an ongoing basis, and may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth in this Statement, none of the Reporting Person, and to the best knowledge of the Reporting Person, the Covered Person, have plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information set forth in the cover page of the Schedule 13D is hereby incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in the Schedule 13D, none of the Reporting Person, and to the best knowledge of the Reporting Person, the Covered Person, have effected any transactions in the Common Stock during the past sixty (60) days.

(d)	Except as disclosed in this Schedule 13D, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this Schedule 13D relates.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 16, 2023, the Reporting Person acquired 1,850,000 shares of Common Stock in a private placement transaction for a per share purchase price of $2.09 pursuant to the Securities Purchase Agreement as described in Items 3 and 4 above.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. The Securities Purchase Agreement is filed as Exhibit A hereto and incorporated herein by reference.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person or the Covered Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Securities Purchase Agreement, dated as of November 16, 2023, entered into by and among the Reporting Person, the Issuer, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 17, 2023)

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FLYING HEIGHT CONSULTING SERVICES LIMITED

Date: December 7, 2023	By:	/s/ Qian Sun
	Name:	Qian Sun
	Title:	Director

Schedule A

Flying Height Consulting Services Limited (“Flying Height Consulting”) was incorporated under the law of Hong Kong. Set forth below are the name, citizenship, present principal occupations, and business address of the sole director and the controlling person of Flying Height Consulting.

Name	Citizenship	Present Principal Occupation	Name of the Organization of Present Principal Occupation	Business Address
Qian Sun	China	Sole Director, Sole Shareholder/Controlling Person	Flying Height Consulting Services Limited	ROOM 4 16/F HO KING COMMERCIAL CENTRE 2-16 FA YUEN STREET MONGKOK KL HONG KONG 999077